The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com

News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION DECLARES COMMON
SHARE DIVIDEND

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, January 23, 2003 — At a regular meeting of the Board of Directors of The Thomson Corporation (TSX: TOC; NYSE: TOC) held today, the directors declared a dividend of US18 cents per Thomson common share, the same rate of dividend as paid on December 16, 2002. The dividend is payable on March 17, 2003 to holders of common shares of record on February 20, 2003.

The Thomson Corporation

The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).